Pauline S Lipp

Las Vegas, NV 89149 Cell Phone: (702) 807-6603   Email:pslipp@cox.net

Objective
To utilize my past experiences for the benefit of both the Employer and my own personal achievement and growth.

Skills
Typing approximately 50 WPM: 10-key adding machine by touch: Excel: Word: Windows: Lotus: Outlook and Maatrix: TAM: Applied Systems, EMR Greenway Primesuite, Quickbooks, Employee Navigator

Education

Weber High School
High School Diploma: Ogden, Utah
Contractors Licensing School
Licensed Life & Health: Las Vegas, NV
October 1998
Licensed Property & Casualty: Las Vegas, NV
March 2001

Experience

Cragin & Pike:

Benefits Account Assistant
June 2015 to Current
Responsible for processing all enrollments, changes and terminations with carriers for all benefit clients. Request renewals from all carriers and set up renewal files for four account mangers. Spreadsheet renewals, assist with client claims resolution,, order employee ID cards and put together new hire packets as requested by account managers. Answer client phone calls and handle all client billing issues. Cover for receptionist on front desk when needed.

Allstate Insurance Company
Administrative Assistant/Agent
September 2013 to June 2015

Answer phones, resolve customer service issues, quote new business, process new business and process policy terminations. Weekly review and follow up of customer payments. Process customer payments, make deposits and follow up on all reported claims. Make sure office supplies are stocked and clean office.

Ob/Gyn Medical Office
Front Office Administrative Assistant
October 2009 to August 2013

Answer phones, schedule appointments, verify insurance eligibility, collect copayments and deductibles, set up ob payment plans, order office supplies, daily general office clean up, work patient collect lists, handle all in house billing issues, handle patient refunds, process staff payroll, pay vendors, credentialing and re-credentialing of provider, maintain all provider and staff licenses up to date and active. Handle new hire processing and paperwork and employee benefit package maintenance. Handled all weekly bank deposits for vendor and patient payments, main point of contact for billing issues with EMR system provider.

Alliant Insurance Services
Account Manager
July 2008 to August 24, 2009

Wells Fargo Insurance Services
Account Manager
May 2008 to July 2008

Kaercher, Campbell & Associates
Property & Casualty Commercial Accounts Representative
October 2006 to February 2007

Benefits Account Manager (moved within company to this position)
February 2007 to May 2008

Mercer Health & Benefits
Benefits Account Manager
September 2002 to October 2006

Brown & Brown
Property & Casualty Account Manager
September 2001 to August 2002

References: Vanessa Washington (702)460-6348,Michelle Poage (702)595-8622,Sheri Martin (702)738-6626